As filed with the Securities and Exchange Commission on February 24, 2014

     Securities Act File No. 333-155589
Investment Company Act File No. 811-22252

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
(Under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934)

BlackRock Fixed Income Value Opportunities
(Name of Issuer)

BlackRock Fixed Income Value Opportunities
(Names of Filing Person(s) (Issuer))

Shares of Common Beneficial Interest, Par Value $0.001 per share
(Title of Class of Securities)

09256W101
(CUSIP Number of Class of Securities)

John Perlowski
BlackRock Fixed Income Value Opportunities
55 East 52nd Street
New York, New York 10055
1-800-441-7762
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Thomas A. DeCapo, Esq.	Janey Ahn, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	BlackRock Advisors, LLC
Four Times Square	55 East 52nd Street
New York, New York 10036	New York, New York 10055

CALCULATION OF FILING FEE

Transaction Valuation: $30,985,500*	Amount of Filing Fee: $3,990.94**

*	Calculated as the aggregate maximum purchase price to be paid for 45,400 shares in the offer, based upon the net asset value per share ($682.50) on February 19, 2014.
**	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________ Filing Party:__________________

Form or Registration No.:_______________ Date Filed:___________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

     Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) The name of the issuer is BlackRock Fixed Income Value Opportunities (the “Fund”), a diversified closed-end management investment company organized as a Delaware statutory trust. The principal executive office of the Fund is located at 100 Bellevue Parkway, Wilmington, DE 19809. The telephone number of the Fund is 1-800-441-7762.

     (b) The title of the securities being sought is shares of common beneficial interest, par value $0.001 per share (the “Shares”), of the Fund. As of January 31, 2014, there were approximately 181,562 Shares issued and outstanding. The Fund has been informed that no trustee of the Fund (“Trustee”), officer or affiliate of the Fund intends to tender Shares pursuant to the Offer (as defined below).

     (c) The Shares are not currently traded on an established secondary trading market.

Item 3. Identity and Background of Filing Person.

     (a) The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above.

     (b)-(c) Not applicable.

Item 4. Terms of the Transaction.

(a)(1) (i)	The Fund is seeking tenders for 45,400 Shares (the “Offer”).
(ii)	For each Share tendered, the security holder will receive a cash amount equal to the net asset value (the “NAV”) per Share calculated on the day the tender offer terminates upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 2014 (the “Offer to Purchase”). A copy of the Offer to Purchase and the related form of Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively. Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.
(iii)	The Offer is scheduled to expire on March 24, 2014, unless extended. Reference is hereby made to the Cover Page, Section 1 “Price; Number of Shares,” Section 3 “Withdrawal Rights” and Section 13 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.
(iv)	Not applicable.
(v)	Reference is hereby made to Section 1 “Price; Number of Shares” and Section 13 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.
(vi)	Reference is hereby made to Section 3 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
(vii)	Reference is hereby made to the Cover Page, Section 2 “Procedure for Tendering Shares” and Section 3 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.
(viii)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” of the Offer to Purchase, which is incorporated herein by reference.
(ix)	Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.
(x)	Reference is hereby made to Section 7 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
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(xi)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” and Section 12 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.
(xii)	Reference is hereby made to Section 12 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)	Not applicable.
(b)	The Fund has been informed that no Trustee, officer or affiliate of the Fund intends to tender Shares pursuant to the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

     The Fund is not aware of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans and Proposals.

     (a) Reference is hereby made to Section 6 “Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

     (b) Reference is hereby made to Section 7 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to Section 8 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

     The Fund is scheduled to terminate on or before December 31, 2014 pursuant to the Fund’s Agreement and Declaration of Trust. On February 7, 2013, the Board of Trustees of the Fund approved the Plan of Liquidation and Dissolution of the Fund. Under the Plan of Liquidation and Dissolution, the Fund continues to exist in order to liquidate its property, discharge its liabilities and distribute remaining capital to shareholders, and otherwise conduct its operations for the purposes of effecting the complete liquidation and dissolution of the Fund in accordance with the Plan of Liquidation and Dissolution. The Fund has commenced the process of liquidating portfolio assets and unwinding its affairs in preparation for the Fund’s anticipated termination on or before December 31, 2014. The Fund may hold assets pending distribution in cash or cash equivalents during the liquidation period. The Fund may not be actively managed during the liquidation period in accordance with its investment objectives and policies or in a manner designed to produce investment returns analogous to that which it attempted to achieve during its investment operations.

     In connection with the Plan of Liquidation and Dissolution, the Fund expects to make periodic liquidating distributions to shareholders in advance of its termination. However, the Fund is unable to predict when it will make liquidating distributions to shareholders under the Plan of Liquidation and Dissolution. The Fund expects to make its final liquidating distribution of assets on or prior to December 31, 2014. The Fund may effect distributions through tender offers for its shares.

     The actual amount to be received as liquidating distributions by shareholders is subject to uncertainties and not possible to predict at this time. Furthermore, the market value of the Fund’s portfolio securities may decline during the liquidation period resulting in a reduction in the amounts available for liquidating distributions. The amount available for distribution to shareholders will be based, in part, on the value of the Fund’s assets at the time of liquidation and then-current market conditions; the amount of the Fund’s actual costs, expenses and liabilities to be paid in the future; the potential market impact of liquidation of portfolio securities under current and developing market conditions; general business and economic conditions; and the time required to liquidate the Fund’s assets, all of which cannot be predicted with any certainty at this time.

     As soon as reasonably practicable on or after the Fund’s anticipated termination date on or before December 31, 2014, the Fund will cease doing business as a registered investment company and will apply for deregistration under the Investment Company Act of 1940 (the “1940 Act”).

ii

     See Section 12 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference, for additional information.

     A copy of the Fund's Plan of Liquidation and Dissolution is attached as Exhibit (a)(5)(v) to the Fund’s tender offer statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) via EDGAR on February 25, 2013 and is incorporated herein by reference.

     As of the filing date of this statement, other than as described above, the Board of Trustees of the Fund has not approved or authorized any other plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of Trustees or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the 1940 Act; (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund; or (10) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Item 7. Source and Amount of Funds or Other Considerations.

     (a), (b) and (d) Reference is hereby made to Section 8 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

     (a) The Fund does not hold any Shares in Treasury. To the knowledge of the Fund, W. Carl Kester, a trustee of the Fund, owned 25 shares as of December 31, 2013. To the knowledge of the Fund, none of the other Trustees or executive officers of the Fund owned any Shares as of December 31, 2013.

     (b) Reference is made to Section 10 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. There have not been any transactions involving the Shares that were effected during the past 60 days by the Fund, any executive officer or Trustee of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     (a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

     (b) Not applicable.

Item 10. Financial Statements.

     The Fund’s financial statements for the fiscal years ended December 31, 2012 and December 31, 2011 have been audited by Deloitte & Touche LLP whose reports, along with the Fund’s financial statements, are included in the Fund’s 2012 and 2011 Annual Reports, respectively, which are incorporated herein by reference. The Fund’s unaudited financial statements for the six month period ended June 30, 2013, are included in the Fund’s 2013 Semi-Annual Report, which is incorporated herein by reference.

     (b) Not applicable.

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Item 11. Additional Information.
(a)(1)	None.
(2)	None.
(3)	Not Applicable.
(4)	Not Applicable.
(5)	None.
(b)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.
Item 12. Exhibits.
(a)(1) (i)	Advertisement to be printed in The Wall Street Journal.
(ii)	Offer to Purchase.
(iii)	Form of Letter of Transmittal.
(iv)	Letter to Shareholders.
(a)(2)-(4)	Not Applicable.
(a)(5) (i)	Audited Financial Statements of the Fund for the fiscal year ended December 31, 2011.*
(ii)	Audited Financial Statements of the Fund for the fiscal year ended December 31, 2012.**
(iii)	Unaudited Financial Statements of the Fund for the six month period ended June 30, 2013.***
(iv)	Consent of Deloitte & Touche LLP.
(v)	Plan of Liquidation and Dissolution.****
(b)	None
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended December 31, 2011 on Form N-CSR as filed with the SEC via the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) on March 5, 2012.
**	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended December 31, 2012 on Form N-CSR as filed with the SEC via EDGAR on March 5, 2013.
***	Incorporated by reference to the Fund’s Semi-Annual Report for the six month period ended June 30, 2013 on Form N-CSR as filed with the SEC via EDGAR on August 29, 2013.
****	Incorporated by reference to Exhibit (a)(5)(v) to the Fund’s tender offer statement on Schedule TO as filed with the SEC via EDGAR on February 25, 2013.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Blackrock Fixed Income Value Opportunities

By:	/s/John M. Perlowski
(John M. Perlowski, President and Chief Executive Officer)

February 24, 2014

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EXHIBIT INDEX
Exhibit
(a)(1)(i)	Advertisement to be printed in The Wall Street Journal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Letter to Shareholders.
(a)(5)	Consent of Deloitte & Touche LLP.